(Summary translation)
File No. 82-2544

SEMI-ANNUAL BUSINESS REPORT TO SHAREHOLDERS

FOR SIX MONTHS ENDED SEPTEMBER 30, 2005

NINTENDO CO., LTD.

COMPANY PROFILE (As of September 30, 2005)

Name of the Company:	Nintendo Co., Ltd.
Date of Company Founding:	September 23, 1889
Date of Establishment:	November 20, 1947
Number of Shares Authorized:	400,000,000 shares
Number of Shares Outstanding:	141,669,000 shares
Capital Stock:	10,065,400,000 yen
Number of Employees:	3,151 (on consolidated basis)
Head Office:	11-1 Kamitoba hokotate-cho, Minami-ku, Kyoto 601-8501, Japan Phone: 075-662-9600
Domestic Office Locations:	Tokyo, Osaka, Nagoya, Okayama, Sapporo
Principal Subsidiaries:	Nintendo of America Inc. (The United States of America) Nintendo of Europe GmbH (Germany) Nintendo France S.A.R.L. (France) Nintendo Benelux B.V. (The Netherlands) Nintendo Australia Pty. Ltd. (Australia)
Fiscal year-end:	March 31
General Meeting of Shareholders:	Annual General Meeting: To be held every year in June Extraordinary General Meeting: To be held in case of necessity
Record date/ Year-end dividend:	March 31
Record date/ Interim dividend:	September 30

Stock trading unit:	100 shares
Notice to the public:	Financial information for the Company's activity is published annually in the Nihon Keizai Shimbun. URL where balance sheets and income statements are listed instead of them published as Financial Result Publication based on Paragraph 5 of Article 16 of "The Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations": http://www.nintendo.co.jp/kessan/index.html

(Summary translation)
File No. 82-2544

TO OUR SHAREHOLDERS

Satoru Iwata
President

We are deeply grateful for your dedicated support.
The following is an outline of Nintendo's financial results (mainly consolidated basis) from April 1, 2005 through September 30, 2005:

More than twenty years have passed since "Famicom" was launched in 1983. Since then, the video game industry has shown remarkable growth as one of the few entertainment fields launched and driven by Japan. In recent years, however, the traditional success formula of developing splendid and complex games increasingly has become less productive. Particularly in Japan, it is becoming evident that the market is stagnating due to the "Gamer Drift" phenomenon.

During the six-month period ended September 30, 2005, in the video game industry, the handheld game market performed well. On the other hand, the market for the current generation of console hardware is becoming saturated and is approaching a transitional phase to next generation consoles. As a result, the overall video game market generally showed a declining tendency.

Under such circumstances, Nintendo introduced a software lineup known as "Touch! Generations" for the handheld-type hardware device "Nintendo DS". "Touch! Generations" titles expand the definition of video games and offer an unprecedented gaming experience that is easily accessible to anyone regardless of age or gender. The lineup includes titles that have attracted many female customers such as "Nintendogs", which allows the player to communicate with virtual puppies on the screen. Also, "Brain Training" and "Brain Flex", two titles that formed a new brain training genre, appealed to users of various ages including seniors. These titles contributed to expanding a new market and drove a significant lift in sales of "Nintendo DS" hardware.

Consolidated net sales for the six-month period ended September 30, 2005 resulted in 176.364 billion yen, including overseas sales of 124.733 billion yen, which accounted for 70.7% of total sales. Income before income taxes and extraordinary items was 56.824 billion yen, which included a foreign exchange gain of 24.151 billion yen as a result of the revaluation of foreign currency assets. Net income was 36.625 billion yen.

With respect to sales by business category, the "Nintendo DS" software title "Nintendogs" sold 2.59 million units worldwide and helped to drive handheld game products in the electronic entertainment products division. The entire "Touch ! Generations" software lineup consisting of five titles (counting three "Nintendogs" titles as one) sold 4.18 million units worldwide. Other "Nintendo DS" software enjoyed favorable sales as well. In addition, "Game Boy Micro", a new smaller and lighter version of "Game Boy Advance", was launched in Japan. "Game Boy Micro" got off to a good start due to the synergy created by the re-release of the classic "Super Mario

Brothers" in celebration of the twentieth anniversary of the launch of "Super Mario".

In the console business, software titles for "Nintendo GameCube" such as "Mario Superstar Baseball", (a genuine baseball game with simple operation,) and the role playing game "Pokémon XD: Gale of Darkness", gained popularity, however, overall sales declined. In total, net sales in the electronic entertainment products division were 175.462 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 902 million yen.

Net Cash used in operating activities was 63.523 billion yen mainly due to payment for income taxes. Net Cash used in investing activities was 100.382 billion yen due to increase in payments into time deposits. Net Cash used in financing activities was 51.15 billion yen primarily due to payment acquiring treasury stocks and increase in dividend payment. As a result, the ending balance of Cash and cash equivalents (collectively, Cash) as of September 30, 2005 was 603.253 billion (including the 25.583 billion yen increase mainly resulting from the effect of exchanges on cash and cash equivalents).

For the fiscal year ending March 31, 2006, the annual dividend per share will be established at the higher of the amount calculated by dividing 33% of consolidated operating income by the total number of outstanding shares, excluding treasury stock, as of March 31, 2006 rounded up to the 10 yen digit, and the amount calculated based on the 50% consolidated net income standard rounded up to the 10 yen digit. Although no maximum level is established, the annual minimum dividend per share is kept at 140 yen. Interim dividends per share for the current period is 70 yen, which is the same as that of the previous fiscal year.

Nintendo will strive to create "games easily accessible to anyone which contain deep and unique content" to expand the market once again by broadening the framework or definition of conventional video games. The intuitive, clear and fresh surprise offered by "Nintendo DS", a handheld gaming device launched last year has received high praise from many of our customers due to the innovative nature of this unique product. This same level of excitement and innovation will be provided by a new console-type gaming machine code-named "Revolution" which is planned to launch next year. As an example of the new innovations built into "Revolution", its controller is based upon an unprecedented and unique design concept which will establish a new standard of gaming-input interface.

Nintendo will strive to expand its business and increase revenue and profit by introducing a diverse software lineup ranging from simple and less time consuming games to advanced and in-depth games for both handheld and console-type platforms.

Your continued support and cooperation is greatly appreciated.

<Financial Review>

CONSOLIDATED BALANCE SHEETS

As of September 30, 2004 and 2005, and March 31, 2005

Yen in millions

	Sept. 30, 2005		Sept. 30, 2004		Mar. 31, 2005	
	Amount	%	Amount	%	Amount	%
Assets						
Current assets:	**956,487**	**87**	**952,460**	**87**	**993,891**	**88**
Cash & cash equivalents	711,343		747,403		826,653	
Notes and trade accounts receivable	56,284		50,130		51,143	
Marketable securities	28,907		31,732		20,485	
Inventories	81,858		53,890		49,758	
Deferred income taxes	25,026		31,228		19,513	
Other current assets	55,006		40,054		28,217	
Allowance for doubtful accounts	-1,941		-1,978		-1,880	
Fixed assets:	**147,131**	**13**	**136,760**	**13**	**138,600**	**12**
(Property, plant & equipment)	**(55,250)**	**(5)**	**(55,274)**	**(5)**	**(54,420)**	**(5)**
Buildings & structures	18,847		19,574		18,451	
Land	32,327		32,272		32,069	
Other	4,075		3,428		3,898	
(Intangible assets)	**(334)**	**(0)**	**(314)**	**(0)**	**(354)**	**(0)**
(Investments & other assets)	**(91,546)**	**(8)**	**(81,171)**	**(8)**	**(83,825)**	**(7)**
Investments in securities	71,228		70,554		73,393	
Deferred income taxes	8,299		10,276		10,155	
Other assets	12,049		383		307	
Allowance for doubtful accounts	-30		-42		-30	
Total	**1,103,618**	**100**	**1,089,221**	**100**	**1,132,492**	**100**

Yen in millions

	Sept. 30, 2005		Sept. 30, 2004		Mar. 31, 2005	
	Amount	%	Amount	%	Amount	%
Liabilities:						
Current liabilities	**184,479**	**17**	**191,089**	**17**	**205,449**	**18**
Notes and trade accounts payable	106,849		91,550		111,045	
Accrued income taxes	34,759		45,939		51,951	
Reserve for bonuses	1,556		1,648		1,650	
Other current liabilities	41,314		51,950		40,801	
Non-current liabilities	**4,406**	**0**	**6,965**	**1**	**5,353**	**1**
Non-current accounts payable	990		632		461	
Reserve for employee retirement and severance benefits	3,415		4,587		3,074	
Reserve for directors' retirement and severance benefits	-		1,744		1,816	
Total liabilities	**188,885**	**17**	**198,054**	**18**	**210,802**	**19**
Minority interests	**198**	**0**	**167**	**0**	**222**	**0**
Shareholders' equity						
Capital stock	**10,065**	**1**	**10,065**	**1**	**10,065**	**1**
Additional paid-in capital	**11,584**	**1**	**11,584**	**1**	**11,584**	**1**
Retained earnings	**1,043,275**	**94**	**1,001,442**	**92**	**1,032,834**	**91**
Unrealized gains on other securities	**9,558**	**1**	**6,040**	**1**	**7,194**	**1**
Translation adjustments	**-4,890**	**-0**	**-8,288**	**-1**	**-10,315**	**-1**
Treasury stock, at cost	**-155,059**	**-14**	**-129,845**	**-12**	**-129,896**	**-12**
Total shareholders' equity	**914,533**	**83**	**890,999**	**82**	**921,466**	**81**
Total	**1,103,618**	**100**	**1,089,221**	**100**	**1,132,492**	**100**

(Notes:)	(Sept. 30, 2005)	(Sept. 30, 2004)	(Mar. 31, 2005)
1. Accumulated depreciation of Property, plant & equipment	36,429 million yen	36,336 million yen	36,821 million yen
2. AShareholders' equity per share	7,149.40 yen	6,849.54 yen	7,082.68 yen
3. Ratio of net worth to total assets	82.9%	81.8%	81.4%

CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30, 2004 and 2005, and year ended March 31, 2005

Yen in millions

	Sept. 30, 2005		Sept. 30, 2004		Mar. 31, 2005	
	Amount	%	Amount	%	Amount	%
Net sales	176,364	100	188,009	100	515,292	100
Cost of sales	103,454		98,454		298,115	
Gross Margin	**72,910**	**41**	**89,554**	**48**	217,176	**42**
Selling, general & administrative expenses	53,297		49,541		105,653	
Operating income	**19,613**	**11**	**40,013**	**21**	**111,522**	**22**
Other income	**37,342**		**42,492**		**37,868**	
Interest Income	10,502		5,233		13,510	
Foreign exchange gain	24,151		36,102		21,848	
Other	2,689		1,156		2,509	
Other expenses	**131**		**3,287**		**4,098**	
Sales Discount	114		100		304	
Equity in loss of non-consolidated subsidiary and affiliates	-		3,153		3,512	
Other	17		33		281	
Income before income taxes and extraordinary items	**56,824**	**32**	**79,218**	**42**	**145,292**	**28**
Extraordinary income	**4,571**		**1,478**		**1,735**	
Reversal of allowance for doubtful accounts	44		1,469		1,735	
Reversal of loss on investments in securities	1,753		8		-	
Gain on sales of fixed assets	6		-		-	
Gain on sales of investments in securities	1,530		-		-	
Reversal of reserve for directors' retirement and severance benefits	1,236		-		-	
Extraordinary loss	**252**		**19**		**1,625**	
Loss on disposal of fixed assets	18		19		13	
Loss on investments in securities	-		-		1,612	
Loss on sales of investments in securities	233		-		-	
Income before income taxes	**61,144**	**35**	**80,676**	**43**	**145,402**	**28**
Provision for income taxes and enterprise tax	29,335		40,834		53,766	
Income taxes deferred	-4,793		-6,537		4,195	
Minority interests	-23		-65		24	
Net Income	**36,625**	**21**	**46,445**	**25**	**87,416**	**17**

(Note:)	(Sept. 30, 2005)	(Sept. 30, 2004)	(Mar. 31, 2005)
Net income per share	282.34 yen	349.00 yen	662.96 yen

CONSOLIDATED STATEMENTS OF SURPLUS

Six months ended September 30, 2004 and 2005, and year ended March 31, 2005

Yen in millions

	Sept. 30, 2005	Sept. 30, 2004	Mar. 31, 2005
	Amount	Amount	Amount
(Additional paid-in capital)			
Additional paid in capital – Beginning	**11,584**	**11,584**	**11,584**
Increase	**0**	**0**	**0**
Gain on disposal of treasury stock	0	0	0
Additional paid in capital – Ending	**11,584**	**11,584**	**11,584**
(Retained earnings)			
Retained earnings – Beginning	**1,032,834**	**964,524**	**964,524**
Total increase	**36,625**	**46,445**	**87,416**
Net income	36,625	46,445	87,416
Total decrease	**26,185**	**9,527**	**19,105**
Cash dividend	26,015	9,357	18,463
Directors' bonuses	170	170	170
Decrease in retained earnings due to exclusion of affiliate with equity method applied	-	-	472
Retained earnings – Ending	**1,043,275**	**1,001,442**	**1,032,834**

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS

Six months ended September 30, 2004 and 2005, and year ended March 31, 2005

Yen in millions

	Sept. 30, 2005	Sept. 30, 2004	Mar. 31, 2005
	Amount	Amount	Amount
Cash flows from operating activities	-63,523	26,361	116,571
Cash flows from investing activities	-100,382	13,480	-11,716
Cash flows from financing activities	-51,150	-52,292	-61,447
Effect of exchange rate changes on cash and cash equivalents	25,583	36,414	29,205
Cash and cash equivalents – Beginning	792,727	720,114	720,114
Cash and cash equivalents – Ending	603,253	744,077	792,727

NON-CONSOLIDATED BALANCE SHEETS

As of September 30, 2004 and 2005, and March 31, 2005

Yen in millions

	Sept. 30, 2005		Sept. 30, 2004		Mar. 31, 2005	
	Amount	%	Amount	%	Amount	%
Assets						
Current assets:	**811,953**	**84**	**803,480**	**84**	**851,259**	**85**
Cash & cash equivalents	624,706		650,178		717,758	
Notes receivable	113		616		1,393	
Trade accounts receivable	84,988		80,899		69,786	
Inventories	21,717		13,195		16,039	
Deferred income taxes	15,049		19,448		12,989	
Other current assets	65,463		39,279		33,358	
Allowance for doubtful accounts	-85		-136		-65	
Fixed assets:	**152,308**	**16**	**156,418**	**16**	**146,948**	**15**
(Property, plant & equipment)	**(40,158)**	**(4)**	**(40,600)**	**(4)**	**(40,569)**	**(4)**
Buildings	13,254		13,893		13,575	
Land	25,182		25,249		25,249	
Other	1,721		1,457		1,744	
(Intangible assets)	**(285)**	**(0)**	**(241)**	**(0)**	**(296)**	**(0)**
(Investments & other assets)	**(111,864)**	**(12)**	**(115,575)**	**(12)**	**(106,082)**	**(11)**
Investments in securities	63,883		63,961		67,908	
Investments in affiliates	29,440		39,788		29,342	
Deferred income taxes	6,623		11,553		8,614	
Other assets	14,513		2,897		2,864	
Allowance for doubtful accounts	-2,596		-2,625		-2,647	
Total	**964,262**	**100**	**959,898**	**100**	**998,208**	**100**

Yen in millions

	Sept. 30, 2005		Sept. 30, 2004		Mar. 31, 2005	
	Amount	%	Amount	%	Amount	%
Liabilities:						
Current liabilities	**150,899**	**16**	**152,567**	**16**	**174,180**	**18**
Notes payable	2,748		7,926		4,063	
Trade accounts payable	101,250		81,345		102,434	
Other accounts payable	10,909		10,082		11,994	
Accrued income taxes	27,545		38,899		44,724	
Reserve for bonuses	1,556		1,648		1,650	
Other current liabilities	6,889		12,666		9,312	
Non-current liabilities	**990**	**0**	**3,975**	**0**	**2,278**	**0**
Non-current accounts payable	990		632		461	
Reserve for employee retirement and severance benefits	-		1,597		-	
Reserve for directors' retirement and severance benefits	-		1,744		1,816	
Total liabilities	**151,889**	**16**	**156,542**	**16**	**176,459**	**18**
Capital stock	**10,065**	**1**	**10,065**	**1**	**10,065**	**1**
Additional paid-in capital	**11,584**	**1**	**11,584**	**1**	**11,584**	**1**
Capital reserve	11,584		11,584		11,584	
Other additional paid-in capital	0		0		0	
Retained earnings	**936,223**	**97**	**905,510**	**94**	**922,801**	**92**
Legal reserve	2,516		2,516		2,516	
Optional reserve	810,044		760,046		760,046	
Unappropriated	123,662		142,947		160,238	
Unrealized gains on other securities	**9,557**	**1**	**6,040**	**1**	**7,194**	**1**
Treasury stock, at cost	**- 155,059**	**- 16**	**- 129,845**	**- 13**	**- 129,896**	**- 13**
Total shareholders' equity	**812,372**	**84**	**803,355**	**84**	**821,749**	**82**
Total	**964,262**	**100**	**959,898**	**100**	**998,208**	**100**

(Notes:)	(Sept. 30, 2005)	(Sept. 30, 2004)	(Mar. 31, 2005)
1. Accumulated depreciation of Property, plant & equipment	22,631 million yen	22,853 million yen	23,529 million yen
2. Shareholders' equity per share	6,350.75 yen	6,175.78 yen	6,316.08 yen
3. Ratio of net worth to total assets	84.2%	83.7%	82.3%

NON-CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30, 2004 and 2005, and year ended March 31, 2005

Yen in millions

	Sept. 30, 2005		Sept. 30, 2004		Mar. 31, 2005	
	Amount	%	Amount	%	Amount	%
Net sales	179,919	100	183,035	100	443,044	100
Cost of sales	122,027		111,225		294,661	
Gross margin	**57,892**	**32**	**71,810**	**39**	**148,382**	**33**
Selling, general & administrative expenses	29,775		24,539		48,828	
Operating income	**28,116**	**16**	**47,270**	**26**	**99,554**	**22**
Other income	**33,717**		**41,387**		**34,988**	
Interest Income	8,584		4,086		10,755	
Foreign exchange gain	23,817		36,301		22,118	
Other	1,316		999		2,114	
Other expenses	**182**		**131**		**419**	
Sales Discount	171		125		400	
Other	11		5		18	
Income before income taxes and extraordinary items	**61,651**	**34**	**88,527**	**48**	**134,123**	**30**
Extraordinary income	4,527		871		1,432	
Extraordinary loss	252		-		1,820	
Income before income taxes	**65,926**	**37**	**89,398**	**49**	**133,736**	**30**
Provision for income taxes and enterprise tax	28,003		38,418		47,751	
Income taxes deferred	- 1,683		- 2,629		5,979	
Net Income	**39,607**	**22**	**53,608**	**29**	**80,005**	**18**
Gains carried over from previous period	84,055		89,338		89,338	
Interim dividend	-		-		9,105	
Unappropriated retained earnings	**123,662**		**142,947**		**160,238**	

(Notes:)	(Sept. 30, 2005)	(Sept. 30, 2004)	(Mar. 31, 2005)
Net income per share	305.33 yen	402.82 yen	606.65 yen

<Board of Directors & Auditors>

(As of October 1, 2005)

Position	Name	Major responsibility
President (Representative Director)	Satoru Iwata	
Senior Managing Director (Representative Director)	Yoshihiro Mori	General Manager, Corporate Analysis & Administration Division
	Shinji Hatano	General Manager, Marketing Division
	Genyo Takeda	General Manager, Integrated Research & Development Division
	Shigeru Miyamoto	General Manager, Entertainment Analysis & Development Division
	Nobuo Nagai	General Manager, Research & Engineering Division
Managing Director	Masaharu Matsumoto	General Manager, Finance & Information Systems Division
	Eiichi Suzuki	General Manager, International Division
Director	Kazuo Kawahara	General Manager, Tokyo Branch Office
	Tatsumi Kimishima	President, Nintendo of America Inc.
	Takao Ohta	General Manager, Manufacturing Division
	Kaoru Takemura	General Manager, Personnel Division
Full-time Corporate Auditor	Ichiro Nakaji	
	Minoru Ueda	
Corporate Auditor	Yoshiro Kitano	Certified Public Accountant
	Katsuo Yamada	Certified Tax Accountant
	Naoki Mizutani	Lawyer & Patent Attorney

<Independent Auditors>

(As of September 30, 2005)

ChuoAoyama Audit Corporation

<Stock Status>

(As of September 30, 2005)

1, Number of shares authorized 400,000,000

2, Number of shares outstanding 141,669,000

3, Number of shareholders 21,746

4, Major shareholders

Shareholder's Name	Number of Shares (in hundreds)	Ratio (%)
Hiroshi Yamauchi	141,650	10.00
The Chase Manhattan Bank N.A. London	85,630	6.04
Japan Trustee Services Bank, Ltd. (Trust Account)	83,987	5.93
The Bank of Kyoto, Ltd,	64,963	4.59
The Master Trust Bank of Japan, Ltd. (Trust Account)	50,649	3.58
The Nomura Trust and Banking Co., Ltd. (UFJ Bank Limited Pension and Severance Payments Trust Account)	47,647	3.36
Japan Trustee Services Bank, Ltd. (Re-trust of Resona Trust and Banking, Co., Ltd./ Resona Bank, Ltd. Pension and Severance Payments Trust Account)	35,000	2.47

Note: 1) The list above contains top seven shareholders in the shareholders' list, excluding the Company (i.e. Nintendo Co., Ltd,) from the list.

2) The Company holds 137,513 hundred treasury stocks.

5, Ownership of shares (by type of owner)

Classification	Number of Shareholders	Ratio (%)	Number of Shares	Ratio (%)
Individuals etc,	20,403	93.82	21,681,680	15.30
Financial institutions	158	0.73	41,050,176	28.97
Other domestic corporations	517	2.38	3,466,176	2.45
Foreigners	633	2.91	59,229,352	41.81
Securities corporations	34	0.16	2,490,223	1.76
Treasury stocks	1	0.00	13,751,393	9.71
Total	21,746	100.00	141,669,000	100.00

INFORMATION TO SHAREHOLDERS

Transfer agent: The Chuo Mitsui Trust and Banking Company, Limited
3-33-1, Shiba, Minato-ku, Tokyo

Transfer office: Shoken Daikobu of The Chuo Mitsui Trust and Banking Company, Limited Osaka Branch
2-2-21, Kitahama, Chuo-ku, Osaka 541-0041
Phone: 06-6202-7361

Acceptance of transfer request: All the domestic head office and branch offices of the Chuo Mitsui Trust and Banking Company, Limited. All the domestic branch offices and representative offices of Japan Securities Agent, Ltd.

(Information)

- In case application forms, for the address change, demand for purchase of odd lot shares, demand for name transfer, and designation for dividend payment accounts, are needed, such requests are accepted at **0120-87-2031**, a toll-free dial of the Transfer agent 24 hours a day.

<Consolidated sales information>

Sales units in Ten Thousands

Number of New Titles Released

			Six Months Apr.-Sept. '05	Six Months Apr.-Sept. '04	Twelve Months Apr. '04-Mar. '05	Life-to-Date Sept. '05
Game Boy Advance	Japan	Hardware	57	135	234	1,612
			◆ (16)	(134)	(232)	(616)
			● (41)	(-)	(-)	(41)
		Software	353	920	1,554	6,607
		New titles	38	86	165	732
	The Americas	Hardware	168	380	856	3,505
			◆ (139)	(368)	(791)	(1,808)
			● (29)	(-)	(-)	(29)
		Software	1,758	2,179	5,077	16,482
		New titles	90	103	181	786
Of which ◆···Game Boy Advance SP ●···Game Boy Micro	Other	Hardware	100	158	449	1,887
			◆ (98)	(151)	(440)	(1,008)
			● (0)	(-)	(-)	(0)
		Software	665	691	1,826	6,524
		New titles	83	52	135	708
	Hardware total		325	673	1,540	7,004
	Software total		2,776	3,790	8,457	29,612
Nintendo DS	Japan	Hardware	150	-	212	363
		Software	531	-	382	913
		New titles	45	-	26	71
	The Americas	Hardware	68	-	219	287
		Software	456	-	475	932
		New titles	34	-	18	52
	Other	Hardware	139	-	95	234
		Software	343	-	192	535
		New titles	26	-	16	42
	Hardware total		357	-	527	883
	Software total		1,330	-	1,049	2,380
Nintendo GameCube	Japan	Hardware	4	14	34	384
		Software	134	204	509	2,532
		New titles	16	16	43	247
	The Americas	Hardware	63	99	261	1,109
		Software	975	1,243	3,318	10,752
		New titles	40	50	99	465
	Other	Hardware	14	26	98	438
		Software	213	362	1,015	3,667
		New titles	25	33	80	382
	Hardware total		81	140	392	1,931
	Software total		1,322	1,809	4,842	16,951

Note: New titles-Other include new titles in the European and Australian markets.